Exhibit 13

MERISTAR HOSPITALITY CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	June 30, 2002	December 31, 2001

	(unaudited)
Assets Investments in hotel properties	$3,208,468	$3,183,677
Accumulated depreciation	(455,714)	(397,380)

	2,752,754	2,786,297
Cash and cash equivalents	27,412	23,448
Accounts receivable, net of allowance for doubtful accounts of $735 and $973	51,995	47,178
Prepaid expenses and other	15,208	18,306
Notes receivable from Interstate Hotels & Resorts, Inc.	59,069	36,000
Due from Interstate Hotels & Resorts	—	8,877
Investments in affiliates	41,714	41,714
Restricted cash	16,920	21,304
Intangible assets, net of accumulated amortization of $13,824 and $11,224	24,881	26,736

	$2,989,953	$3,009,860

Liabilities, Minority Interests and Stockholders’ Equity Accounts payable, accrued expenses and other liabilities	$126,922	$129,786
Accrued interest	53,217	45,009
Due to Interstate Hotels & Resorts	9,092	—
Income taxes payable	46	350
Dividends and distributions payable	449	1,090
Deferred income taxes	8,656	9,031
Interest rate swaps	8,684	12,100
Long-term debt	1,669,135	1,700,134

Total liabilities	1,876,201	1,897,500

Minority interests	85,880	89,797
Stockholders’ equity:
Preferred stock, par value $0.01 per share Authorized - 100,000 shares	—	—
Common stock, par value $0.01 per share Authorized – 250,000 shares Issued – 49,354 and 48,761 shares	493	487
Additional paid-in capital	1,192,757	1,183,463
Retained earnings (deficit)	(76,140)	(68,241)
Accumulated other comprehensive loss	(6,428)	(12,503)
Unearned stock-based compensation	(6,261)	(5,287)
Less common stock held in treasury – 4,308 and 4,237 shares	(76,549)	(75,356)

Total stockholders’ equity	1,027,872	1,022,563

	$2,989,953	$3,009,860

See accompanying notes to condensed consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE
INCOME (LOSS)
UNAUDITED (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

Revenue:
Hotel operations:
Rooms	$183,422	$202,380	$353,970	$402,760
Food and beverage	71,905	74,092	133,970	145,383
Other operating departments	20,608	23,534	39,716	46,005
Participating lease revenue	—	3,752	—	7,536
Office rental and other revenues	5,320	3,409	10,263	8,167

Total revenue	281,255	307,167	537,919	609,851

Hotel operating expenses by department:
Rooms	43,443	46,565	82,378	92,287
Food and beverage	50,445	52,486	94,850	103,890
Other operating departments	11,651	12,046	22,345	23,616
Office rental, parking and other operating expenses	790	688	1,604	1,625
Undistributed operating expenses:
Administrative and general	44,727	43,138	88,198	88,055
Property operating costs	41,453	42,278	78,835	84,977
Property taxes, insurance and other	16,842	18,654	36,903	37,041
Depreciation and amortization	31,449	28,708	62,350	58,405
Expense for non-hedging derivatives	3,090	—	3,079	—
Write-off of deferred financing costs	—		1,529	—
Loss on fair value of non-hedging derivatives	—	—	4,735	—
Write down of investment in STS Hotel Net	—	—	—	2,112
Swap termination costs	—	—	—	9,297
Felcor merger costs	—	3,789	—	3,789
Cost to terminate leases with Prime Hospitality Corporation	—	1,315	—	1,315

Total operating expenses	243,890	249,667	476,806	506,409

Net operating income	37,365	57,500	61,113	103,442
Interest expense, net	34,063	30,032	68,662	60,261

Income (loss) before minority interests, income tax expense (benefit), loss on sale of assets and extraordinary loss	3,302	27,468	(7,549)	43,181
Minority interests	245	2,017	(382)	3,121

Income (loss) before income tax expense (benefit), loss on sale of assets and extraordinary loss	3,057	25,451	(7,167)	40,060
Income tax expense (benefit)	84	891	(197)	1,402

Income (loss) before loss on sale of assets and extraordinary loss	2,973	24,560	(6,970)	38,658
Loss on sale of assets, net of tax effect of ($22)	—	—	—	(1,059)
Extraordinary loss on early extinguishments of debt, net of tax effect of ($19)	—	—	—	(1,224)

Net income (loss)	$2,973	$24,560	$(6,970)	$36,375

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

Other comprehensive income (loss):
Net income (loss)	$2,973	$24,560	$(6,970)	$36,375
Foreign currency translation adjustment	817	815	829	(159)
Derivative instruments transition adjustment	—	—	—	(2,842)
Change in valuation of derivative instruments	—	525	511	(4,268)

Comprehensive income (loss)	$3,790	$25,900	$(5,630)	$29,106

Earnings per share:
Basic:
Income (loss) before extraordinary loss	$0.07	$0.55	$(0.16)	$0.84
Extraordinary loss	—	—	—	(0.03)

Net income (loss)	$0.07	$0.55	$(0.16)	$0.81

Diluted:
Income (loss) before extraordinary loss	$0.06	$0.52	$(0.16)	$0.82
Extraordinary loss	—	—	—	(0.03)

Net income (loss)	$0.06	$0.52	$(0.16)	$0.79

See accompanying notes to condensed consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED (IN THOUSANDS)

	Six months ended
	June 30,

	2002	2001

Operating activities:
Net income (loss)	$(6,970)	$36,375
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	62,350	58,405
Loss on fair value of non-hedging derivatives	4,735	—
Write-off of deferred financing costs	1,529	—
Loss on sale of assets, before tax effect	—	1,081
Write down of investment in STS Hotel Net	—	2,112
Extraordinary loss on early extinguishment of debt, before tax effect	—	1,243
Minority interests	(382)	3,121
Amortization of unearned stock based compensation	1,920	1,842
Interest rate swaps marked to fair value	(2,905)	—
Deferred income taxes	(375)	379
Changes in operating assets and liabilities:
Accounts receivable, net	(4,817)	(7,007)
Prepaid expenses and other	3,098	502
Due to/from Interstate Hotels & Resorts	4,900	11,328
Accounts payable, accrued expenses and other liabilities	(2,864)	(8,802)
Accrued interest	8,208	15,987
Income taxes payable	(304)	452

Net cash provided by operating activities	68,123	117,018

Investing activities:
Investment in hotel properties	(24,696)	(23,782)
Proceeds from disposition of assets	—	7,274
Hotel operating cash received in lease conversions	—	3,257
Notes receivable from Interstate Hotels & Resorts	(10,000)	(36,000)
Change in restricted cash	4,384	(283)

Net cash used in investing activities	(30,312)	(49,534)

Financing activities:
Deferred financing costs	(3,571)	(9,906)
Proceeds from issuance of long-term debt	234,841	599,529
Principal payments on long-term debt	(265,840)	(584,830)
Proceeds from issuance of common stock, net	3,156	705
Purchase of OP units	—	(1,513)
Purchase of treasury stock	(1,193)	(1,767)
Dividends paid to stockholders	(929)	(45,251)
Distributions to minority interests	(283)	(4,434)

Net cash used in financing activities	(33,819)	(47,467)

Effect of exchange rate changes on cash and cash equivalents	(28)	283

Net increase in cash and cash equivalents	3,964	20,300
Cash and cash equivalents, beginning of period	23,448	250

Cash and cash equivalents, end of period	$27,412	$20,550

See accompanying notes to condensed consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
UNAUDITED (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. ORGANIZATION

We own a portfolio of upscale, full-service hotels in the United States and Canada. Our portfolio is diversified by franchise and brand affiliations. As of June 30, 2002, we owned 112 hotels, with 28,653 rooms, all of which are leased by our taxable subsidiaries and managed by Interstate Hotels & Resorts, Inc, which was created on July 31, 2002 through the merger of MeriStar Hotels & Resorts, Inc. and Interstate Hotels Corporation, with MeriStar Hotels & Resorts, Inc. surviving the merger and changing its name to “Interstate Hotels & Resorts, Inc.”

We were created on August 3, 1998, when American General Hospitality Corporation, a corporation operating as a real estate investment trust, and its associated entities merged with CapStar Hotel Company and its associated entities. In connection with the merger between CapStar and American General, we created MeriStar Hotels, a separate publicly traded company, to be the lessee and manager of nearly all of our hotels.

On January 1, 2001, changes to the federal tax laws governing real estate investment trusts became effective. Those changes are commonly known as the REIT Modernization Act, or RMA. The RMA permits real estate investment trusts to create taxable subsidiaries that are subject to taxation similar to subchapter C-Corporations. Because of the RMA, we have created a number of these taxable subsidiaries to lease our real property. The RMA prohibits our taxable subsidiaries from engaging in the following activities:

•	managing the properties they lease (our taxable subsidiaries must enter into an “arms length” management agreement with an independent third-party manager that is actively involved in the trade or business of hotel management and manages properties on behalf of other owners),
•	leasing a property that contains gambling operations; and
•	owning a brand or franchise.

We believe establishing taxable subsidiaries to lease the properties we own provides an efficient alignment of and ability to capture the economic interests of property ownership. Our taxable subsidiaries are parties to management agreements with a subsidiary of Interstate Hotels to manage our hotels. Under these management agreements, the taxable subsidiaries pay a management fee to Interstate Hotels for each property. The taxable subsidiaries in turn make rental payments to us under the participating leases. Under the management agreements, the base management fee is 2.5% of total hotel revenue plus incentives payments, based on meeting performance thresholds, that could total up to 1.5% of total hotel revenue. All of the agreements, except for four agreements with terms that renew annually, have an initial term of 10 years with three renewal periods of five years each at the option of Interstate Hotels, subject to some exceptions.

In connection with the proposed merger of MeriStar Hotels with Interstate Hotels Corporation, our Board of Directors established a Special Committee consisting solely of directors not affiliated with MeriStar Hotels. The Special Committee, with the assistance of its outside counsel, reviewed the terms of the merger and the effect of the merger on us and recommended to the full Board that we (i) consent to the proposed merger, (ii) waive any of our rights to terminate the Intercompany Agreement or any of the management agreements on our hotels between MeriStar Hotels and us as a result of the merger and (iii) amend our revolving credit and term loan agreements with MeriStar Hotels subject to documentation and various conditions including the payment to us of $3.0 million to reduce MeriStar Hotels’ borrowings under our credit agreement with them. At a meeting of the full Board of Directors on April 30, 2002, the Board approved the recommendations of the Special Committee subject to final documentation and satisfaction of the conditions, all of which occurred prior to the merger becoming effective July 31, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

We have prepared these unaudited interim financial statements according to the rules and regulations of the Securities and Exchange Commission. We have omitted certain information and footnote disclosures that are normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America. These interim financial statements should be read in conjunction with the financial statements, accompanying notes and other information included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2001. Certain 2001 amounts have been reclassified to conform to the 2002 presentation.

In our opinion, the accompanying unaudited condensed consolidated interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial condition and results of operations and cash flows for the periods presented. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions.

Such estimates and assumptions affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Our actual results could differ from those estimates. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” requires a public entity to report selected information about operating segments in financial reports issued to shareholders. Based on the guidance provided in the standard, we have determined that our business is conducted in one reportable segment. The standard also establishes requirements for related disclosures about products and services, geographic areas and major customers. Revenues for Canadian operations totaled $5,882 and $6,061 for the three months ended June 30, 2002 and 2001, respectively. Revenues for Canadian operations totaled $10,407 and $11,583 for the six months ended June 30, 2002 and 2001, respectively.

Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows. We assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows, and by evaluating hedging opportunities. We do not enter into derivative instruments for any purpose other than cash flow hedging purposes.

Our interest rate swap agreements were initially designated as hedges against changes in future cash flows associated with specific variable rate debt obligations. As of June 30, 2002, we had three swap agreements with notional amounts totaling $300 million. All of these swap agreements have been converted to non-hedging derivatives due to our repayment of the floating-rate borrowings they originally hedged, and they are currently being marked to market through our statement of operations. We have interest rate exposure going forward as the change in fair value of our non-hedging derivatives will have an impact on our statement of operations. The interest rate swap agreements are reflected at fair value in our consolidated balance sheet as of June 30, 2002. For more information regarding our interest rate hedging activities, see “Quantitative and Qualitative Disclosures about Market Risk.”

New Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” If we enter into these transactions in the future, we will have to evaluate the effects this new standard will have on our financial statements. The provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, Technical Corrections”. We plan to adopt this statement on January 1, 2003.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” which supersedes SFAS No. 121. The provisions of SFAS No. 144 were effective on January 1, 2002 for our financial statements. We did not have any asset sales or impairments in the first six months of 2002; therefore, SFAS No. 144 has no effect on our financial statements for the three and six months ended June 30, 2002.

3. NOTE RECEIVABLE FROM MANAGEMENT COMPANY

Under a revolving credit agreement with Interstate Hotels, we lent, from time to time Interstate Hotels up to $50,000 for general corporate purposes. The interest rate on this credit agreement was 650 basis points over the 30-day London Interbank Offered Rate. As of June 30, 2002, $46,000 was outstanding under this revolving credit agreement.

Interstate Hotels also issued us a term note effective January 1, 2002. This $13,069 term note refinanced outstanding accounts payable Interstate Hotels owed to us. The term loan bore interest at 650 basis points over the 30-day LIBOR. The maturity date was the same as that of the revolving credit agreement.

The repayment of the credit agreement and term note were subordinate to MeriStar Hotels’ bank debt.

In connection with the merger that created Interstate Hotels on July 31, 2002, Interstate Hotels paid $3,000 to reduce its borrowings outstanding on the credit agreement. Also, the credit agreement and term note were amended and combined into a term loan agreement with a principal balance of $56,069 and a maturity date of July 31, 2007.

4. LONG-TERM DEBT

Long-term debt consisted of the following:

	June 30, 2002	December 31, 2001

Senior unsecured notes	$950,000	$750,000
Credit facility	—	224,000
Secured facility	317,258	319,788
Subordinated notes	205,000	205,000
Convertible notes	154,300	154,300
Mortgage debt and other	51,025	52,335
Unamortized issue discount	(8,448)	(5,289)

	$1,669,135	$1,700,134

As of June 30, 2002 aggregate future maturities of the above obligations are as follows:

2002	$12,155
2003	8,584
2004	171,164
2005	9,259
2006	10,001
Thereafter	1,457,972

$1,669,135

In February 2002, we issued an additional $200,000 ($196,250, net of discount) aggregate principal amount of 9.13% senior unsecured notes due 2011. We used the proceeds from the issuance of these notes to repay approximately $195,000 of the outstanding balance under our revolving credit agreement. As a result of this financing, we redesignated some swap agreements as non-hedging derivatives. We recognized a $4,735 loss when this amount was transferred out of accumulated other comprehensive income because the debt being hedged was repaid.

In February 2002, we amended our revolving credit agreement. The amendment allows us to reduce the revolving commitments to below $300,000. In March 2002, we reduced the borrowing capacity on our revolving credit agreement from $310,000 to $150,000. We recognized a $1,529 loss due to the write-off of deferred financing costs related to reducing the borrowing capacity of our revolving credit agreement.

5. DIVIDENDS AND DISTRIBUTIONS PAYABLE

On June 26, 2002, we declared a dividend for the three months ended June 30, 2002 of $0.01 per share of common stock. The record date for the dividend was July 15, 2002 and we paid the dividend on July 31, 2002.

6. EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share:

	Three months ended		Six months ended

	June 30,		June 30,

	2002	2001	2002	2001

BASIC EARNINGS (LOSS) PER SHARE COMPUTAION:
Income (loss) before extraordinary loss	$2,973	$24,560	$(6,970)	$37,599
Dividends paid on unvested restricted stock	(2)	(202)	(3)	(403)

Income (loss) applicable to common stockholders	$2,971	$24,358	$(6,973)	$37,196

Weighted average number of shares of common stock outstanding	44,955	44,472	44,754	44,483

Basic earnings (loss) per share before extraordinary loss	$0.07	$0.55	$(0.16)	$0.84

DILUTED EARNINGS (LOSS) PER SHARE COMPUTATION:
Income (loss) applicable to common stockholders	$2,971	$24,358	$(6,973)	$37,196
Minority interest, net of tax	104	1,982	—	3,054
Interest on convertible debt, net of tax	—	1,796	—	3,591
Dividends on unvested restricted Stock	—	8	—	—

Adjusted net income (loss)	$3,075	$28,144	$(6,973)	$43,841

Weighted average number of shares of common stock outstanding	44,955	44,472	44,754	44,483
Common stock equivalents:
Operating partnership units	3,420	4,236	—	4,265
Stock options	75	403	—	359
Convertible debt	—	4,538	—	4,538
Restricted stock	—	16	—	—

Total weighted average number of diluted shares of common stock outstanding	48,450	53,665	44,754	53,645

Diluted earnings (loss) per share before extraordinary loss	$0.06	$0.52	$(0.16)	$0.82

Stock options, operating partnership units, convertible debt and restricted stock are not included in the computation of diluted earnings (loss) per share when their effect is antidilutive.

7.       SUPPLEMENTAL CASH FLOW INFORMATION

	Six months ended June 30,

	2002	2001

Cash paid for interest and income taxes:
Interest, net of capitalized interest of $1,947 and $3,822 respectively	$60,454	$44,274
Income taxes	602	574
Non-cash investing and financing activities:
Issuance of POPs	2,894	—
Conversion of OP Units to Common Stock	6,146	2,845
Operating assets received and liabilities assumed from lease conversion:
Accounts receivable	$—	$47,200
Prepaid expenses and other	—	13,500
Furniture and fixtures, net	—	152
Investment in affiliates, net	—	1,629

Total operating assets received	$—	$62,481

Accounts payable and accrued expenses	$—	$65,706
Long-term debt	—	32

Total liabilities acquired	$—	$65,738

8.     STOCK-BASED COMPENSATION

As of June 30, 2002, we have granted 481,500 shares of restricted stock to employees. This restricted stock vests ratably over three-year or five-year periods. As a result of issuing this restricted stock, we have $2,236 of unearned stock-based compensation recorded as a reduction to stockholders’ equity on our condensed consolidated balance sheet as of June 30, 2002.

As of June 30, 2002, we have granted 900,000 Profits-Only OP Units, or POPs, to some of our employees pursuant to our POPs Plan. These POPs are fixed awards and vest over three-year or four-year periods. As a result of issuing these POPs, we have $4,025 of unearned stock-based compensation recorded as a reduction to stockholders’ equity on our condensed consolidated balance sheet as of June 30, 2002.

9.     RESTRUCTURING EXPENSES

During the third quarter of 2001, we incurred a restructuring charge of $1,080 in connection with operational changes at our corporate headquarters. The restructuring included eliminating seven corporate staff positions and office space no longer needed under the new structure. During 2002, we applied $104 of lease costs against the restructuring reserve. Approximately $288 of the restructuring accrual remains at June 30, 2002.

10.     CONSOLIDATING FINANCIAL INFORMATION

We and certain subsidiaries of MeriStar Hospitality Operating Partnership, L.P. (MHOP), our subsidiary operating partnership, are guarantors of senior unsecured notes issued by MHOP. MHOP and certain of its subsidiaries are guarantors of our unsecured subordinated notes. We own a one percent general partner interest in MHOP and MeriStar LP, Inc., our wholly-owned subsidiary, owns approximately a 90 percent limited partner interest in MHOP. All guarantees are full and unconditional, and joint and several. Exhibit 99.1 to this Quarterly Report on Form 10-Q presents supplementary consolidating information for MHOP, including each of the guarantor subsidiaries. This exhibit presents MHOP’s consolidating balance sheets as of June 30, 2002 and December 31, 2001, consolidating statements of operations for each of the three and six months ended June 30, 2002 and 2001, and consolidating cash flows for the six months ended June 30, 2002 and 2001.

11. SUBSEQUENT EVENT

On August 1, 2002 we sold 3 hotels for $25,150. The aggregate carrying amount of the hotel properties was approximately $24,000. As of June 30, 2002 the sale of these assets was not yet considered probable and therefore we did not meet all of the criteria required according to SFAS No. 144 to reclassify these hotels as held for sale on our Balance Sheet and reclassify the operations of these hotels to discontinued operations on our Statement of Operations.